FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of	October	2008
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	T-Mobile USA Launches First BlackBerry Flip Phone	3

Document 1

October 13, 2008

T-Mobile USA Launches First BlackBerry Flip Phone

New BlackBerry Pearl Flip Features Most

Popular Mobile Phone Design in U.S.

Bellevue, Wash., and Waterloo, Ontario—Oct. 13, 2008—T-Mobile USA, Inc., and Research In Motion (RIM) (Nasdaq: RIMM: TSX: RIM) today announced the BlackBerry® Pearl™ Flip 8220 smartphone—the first BlackBerry flip phone—is now available in the U.S., exclusively from T-Mobile.

The new BlackBerry Pearl Flip smartphone maintains the popular features and benefits of the BlackBerry Pearl; plus it packs numerous enhancements into the sleek and popular flip design. The spacious keyboard allows easy typing and dialing while the flip design helps protect the large, vibrant internal screen and provides the satisfying finality of ending a call by closing the phone. Customers will also appreciate the external display for previewing calendar reminders, e-mail, text messages and phone calls at a glance.

“The flip phone remains the vastly dominant and preferred design for mobile phones in the United States,” said Leslie Grandy, vice president of product development, T-Mobile USA. “Being the first company in the U.S. to offer the unique BlackBerry experience on a flip phone is a huge benefit for T-Mobile customers.”

The combination of rich multimedia capabilities and RIM’s powerful mobile e-mail solution together with support for text messaging, picture messaging, enhanced Web browsing and built in Wi-Fi® makes the BlackBerry Pearl Flip ideal for balancing a busy lifestyle by enabling customers to share pictures, check the latest sports scores or access social networking sites, including Facebook® and Flickr®.

“The BlackBerry Pearl Flip takes all the advanced features and refined usability that customers have come to expect from BlackBerry smartphones and makes them available in a friendly and innovative design,” said Mark Guibert, vice president of corporate marketing, Research In Motion. “Whether they are sending text messages or e-mail, listening to music or simply making phone calls, customers are going to love using this phone.”

In addition to the new flip design, the BlackBerry Pearl Flip also provides an advanced multimedia experience through video recording and playback, a 2.0 megapixel camera with digital zoom, stereo Bluetooth® support, and an easily accessible external memory card slot.

The Wi-Fi-enabled phone provides connectivity for both voice and data, as well as support for

T-Mobile’s Unlimited HotSpot Calling service offering unlimited, nationwide calling over any accessible Wi-Fi connection including T-Mobile® HotSpot locations nationwide and great in-home coverage.* Whether through a Wi-Fi connection or the T-Mobile network, customers can quickly surf the Web, view pictures, send and receive messages, download documents, and access attachments.**

Key features of the BlackBerry Pearl Flip from T-Mobile include the following**:

•	First BlackBerry smartphone to offer popular flip design
•	Wi-Fi-enabled (802.11 b/g) supporting Wi-Fi calling and fast Web browsing
•	Support for Unlimited HotSpot Calling, offering unlimited nationwide calling over accessible Wi-Fi networks
•	T-Mobile’s myFavesSM support to stay in touch with those who matter most, with quick, one-click access for instant messaging, e-mailing, texting or calling to your Fave 5 SM from the Home Screen
•	Enhanced SureType® keyboard to support text messaging, picture messaging, instant messaging (six popular clients), personal e-mail (access up to 10 supported e-mail accounts), and corporate e-mail
•	2.0 megapixel camera with digital zoom, built-in flash and video recording (requires microSD card)
•	Advanced media player for pictures, music and video with full-screen video playback
•	Stereo Bluetooth® support (A2DP/AVRCP) and 3.5mm stereo headset jack
•	Media management software included on the BlackBerry Tools CD, which allows transfer of music files including sync of desktop iTunes music files***
•	Enhanced HTML browser for high-performance browsing with a more desktop-style depiction
•	Internal QVGA 2.4-inch diagonal screen, 320 x 240 pixels and supporting 65K colors
•	128 MB of flash memory, 256MB microSD card included, and support for up to a 16 GB microSD/SDHC card
•	Quad-band GSM/GPRS/EDGE/Wi-Fi network including support for international roaming
•	Dimensions: 3.9” x 1.96” x 0.68”
•	Weight: 3.6 oz

The BlackBerry Pearl Flip is now available in T-Mobile retail stores and select authorized dealers, online at http://www.t-mobile.com or by calling 1-800-T-MOBILE. Available at launch in black, the phone is also planned to be available in red in the coming weeks.

About T-Mobile USA, Inc.

Based in Bellevue, Wash., T-Mobile USA, Inc. is the U.S. operation of Deutsche Telekom AG’s Mobile Communications Business, and a wholly owned subsidiary of T-Mobile International, one of the world’s leading companies in mobile communications. By the end of the second quarter of 2008, 125 million mobile customers were served by the mobile communication segments of the Deutsche Telekom group — 31.5 million by T-Mobile USA — all via a common technology platform based on GSM, the world’s most widely used digital wireless standard. T-Mobile’s innovative wireless products and services help empower people to connect to those who matter most. Multiple independent research studies continue to rank T-Mobile among the highest in numerous regions throughout the U.S. in wireless customer care and call quality. For more information, please visit www.t-mobile.com. T-Mobile is a federally registered trademark of Deutsche Telekom AG.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. Wi-Fi is a registered trademark of the Wi-Fi Alliance. Bluetooth word mark and logos are owned by Bluetooth SIG, Inc. and are used by T-Mobile under license. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. Neither RIM nor T-Mobile assume any obligations or liability and make no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

*Unlimited nationwide Wi-Fi calling requires Unlimited HotSpot Calling mobile plan, qualifying rate plan, broadband Internet connection and wireless router. Regular plan minutes are used when call does not originate on Wi-Fi network. For more information about Unlimited HotSpot Calling, visit http://www.t-mobileathome.com/.

**Use of some device features may require a specific plan and incur separate, additional charges. See T-Mobile.com for rate plan information, charges for features and services, and other details.

***Certain music files may not be supported, including files that contain digital rights management technologies.

# # #

Media Contacts

T-Mobile USA Media Relations

(425) 378-4002

mediarelations@t-mobile.com

Marisa Conway

Brodeur Partners (PR Agency for RIM)

(212) 515-1924

mconway@brodeur.com

Investor Contact

RIM Investor Relations

(519) 888-7465

investor_relations@rim.com

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	October 14, 2008	By:	/s/ Edel Ebbs
(Signature)
Edel Ebbs Vice President, Investor Relations